Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of KBR, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-155551, 333-138850 and 333-142101) of KBR, Inc., of our reports dated February 25, 2010, with respect to the consolidated balance sheets of KBR, Inc. and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2009, and the related consolidated financial statement schedule (Schedule II), which reports appear in the December 31, 2009, Annual Report on Form 10-K of KBR, Inc.

/s/ KPMG LLP

Houston, Texas
February 25, 2010